Filed pursuant to Rule 424(b)(3)
Registration No. 333-101633

PROSPECTUS

1,400,000 Shares

IntraBiotics Pharmaceuticals, Inc.

Common Stock

        We are registering our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq National Market under the symbol “IBPI.” On December 11, 2002, the last reported sales price for our common stock was $0.351 per share.

       Investing in our common stock involves a high degree of risk. See “Risks Related to Our Business,” beginning on page 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 12, 2002.

SUMMARY
RISKS RELATED TO OUR BUSINESS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
WHERE YOU CAN FIND MORE INFORMATION
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

SUMMARY

      This summary provides an overview of selected information and does not contain all the information you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the “Risks Related to Our Business” section and the documents that we incorporate by reference into this prospectus, before making an investment decision. In this prospectus we refer to IntraBiotics Pharmaceuticals, Inc. as “IntraBiotics,” “we,” “our” and “us.”

IntraBiotics Pharmaceuticals, Inc.

      IntraBiotics Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing high-value anti-infectives therapeutics. We have historically focused the vast majority of our resources on development of iseganan HCl to treat a variety of conditions. Our most recent advanced clinical candidate was iseganan HCl oral solution to treat oral mucositis.

      The top-line results of our 545-patient Phase III clinical trial of iseganan HCl oral solution to treat patients undergoing radiotherapy to prevent or reduce ulcerative oral mucositis showed no significant difference between iseganan and placebo in the primary or secondary end-points. The top-line results of our 509-patient Phase III clinical trial of iseganan HCl oral solution to treat patients undergoing aggressive chemotherapy to prevent or reduce ulcerative oral mucositis showed no significant difference between iseganan and placebo in the primary end-point. As a result, we are not pursuing further development of iseganan HCl to treat oral mucositis.

      We have also completed two earlier stage trials for other indications of iseganan HCl to prevent pneumonia in patients requiring breathing assistance from a mechanical ventilator and to treat respiratory infections in patients with cystic fibrosis. The data from each of these trials support the advancement to the next stage of human clinical testing for each of these two indications. We may pursue development of iseganan for these indications, however, we do not currently have any clinical trials ongoing, and we do not plan to conduct any clinical trials in the immediate future. We are currently evaluating our strategic alternatives, including a sale or merger of the company or the acquisition or license of additional products or product candidates.

      On October 14, 2002, we announced a restructuring plan, which included a reduction in force. The goal of the restructuring is to reduce expenses from approximately $7.5 million per quarter to approximately $1.0 million per quarter. The restructuring plan is expected to be completed by year-end and will include a reduction of approximately 26 positions, or 70% of our workforce. In addition, we will seek to eliminate some current contracts, which we believe will not be necessary for our future operations, and will evaluate potential impairments of assets in conjunction with the our evaluation of our current business model and finalization of our business strategy and restructuring plan during the quarter ending December 31, 2002.

      Our executive offices are located at 1245 Terra Bella Avenue, Mountain View, California 94043, and our telephone number is (650) 526-6800.

RISKS RELATED TO OUR BUSINESS

      An investment in our shares being offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus, in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q and in any other documents incorporated by reference into this prospectus from our other SEC filings. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

We expect to continue to incur future operating losses and may never achieve profitability.

      We have never generated revenue from product sales and have incurred significant net losses in each year since inception. We incurred net losses of $23.1 million in 1999, $45.6 million in 2000, $67.4 million in 2001 and $24.1 million in the nine-month period ended September 30, 2002. As of September 30, 2002, our accumulated deficit was approximately $189.9 million. We expect to continue to incur substantial additional losses for the foreseeable future, and we may never become profitable. To date, we have financed our operations primarily through the private sale of equity securities, funds received from a terminated collaboration agreement, the proceeds of equipment financing arrangements, our initial public offering of common stock in March 2000 and private placements of common stock during the quarters ended March 31, 2002 and June 30, 2002. We are currently evaluating our strategic alternatives, and we may develop iseganan for other indications or acquire or license other products. However, we have no clinical trials ongoing at this time, and we do not expect to begin a new trial in the immediate future.

      We will receive product revenues only if we complete clinical trials with respect to one or more products, receive regulatory approvals and successfully commercialize such products. We do not know whether we will be successful in developing other indications for iseganan or in acquiring or licensing other products.

Our only late stage clinical candidate failed to meet the primary endpoint in our Phase III clinical trials, and we are seeking to acquire or license additional products or seek other strategic alternatives.

      We had only one late stage lead product, iseganan HCl, which failed in the Phase III trial conducted on patients with head and neck cancer receiving radiotherapy and the Phase III trial conducted on patients with cancer receiving aggressive chemotherapy. Our other indications for iseganan are in an early stage of clinical development. We have no clinical trials ongoing at this time, and we currently do not expect to begin a new trial in the immediate future. Our strategy is to develop and commercialize pharmaceutical products. We are currently evaluating our strategic alternatives, including a sale or merger of the company, the in-licensing or acquisition of other products or product candidates and/or the continued development of iseganan HCI. We do not know if we will be able to, identify appropriate products for acquisition or license or that we will be able to conclude any strategic transaction on favorable terms, if at all. We also do not know if we will be able to attract additional capital.

If we are unable to maintain our Nasdaq National Market listing, the liquidity of our common stock would be seriously impaired and we would become subject to various statutory requirements, which would likely harm our business.

      On November 12, 2002, we received a letter from Nasdaq advising us that our common stock had not met Nasdaq’s minimum bid price requirement for 30 consecutive trading days and that, if we were unable to demonstrate compliance with this requirement during the 90 calendar days ending February 10, 2003, our common stock may be subject to delisting from the Nasdaq National Market. If we are unable to meet the

Nasdaq National Market requirements, at the discretion of Nasdaq our common stock may be transferred to the Nasdaq SmallCap Market. Transferring to the Nasdaq SmallCap Market would provide us with an additional grace period to satisfy the minimum bid price requirement; however, we would nevertheless be subject to certain adverse consequences described below. In addition, in such event we would still be required to satisfy various listing maintenance standards for our common stock to be quoted on the Nasdaq SmallCap Market, including the minimum bid price requirement after expiration of any grace periods. If we fail to meet such standards, our common stock would likely be delisted from the Nasdaq SmallCap Market and trade on the over-the-counter bulletin board, commonly referred to as the “pink sheets.” Such alternatives are generally considered as less efficient markets and would seriously impair the liquidity of our common stock and limit our potential to raise future capital through the sale of our common stock, which could materially harm our business.

      If we are delisted from the Nasdaq National Market, we will face a variety of legal and other consequences that will likely negatively affect our business including, without limitation, the following:

•	we may lose our exemption from the provisions of Section 2115 of the California Corporations Code which imposes aspects of California corporate law on certain non-California corporations operating within California. As a result, (i) our board of directors would no longer be classified and our stockholders would elect all of our directors at each annual meeting, (ii) our stockholders would be entitled to cumulative voting, and (iii) we would be subject to more stringent stockholder approval requirements and more stockholder-favorable dissenters’ rights in connection with certain strategic transactions;

•	the state securities law exemptions available to us would be more limited and, as a result, future issuances of our securities may require time-consuming and costly registration statements and qualifications;

•	due to the application of different securities law exemptions and provisions, we may be required to amend our stock option and stock purchase plans and comply with time-consuming and costly administrative procedures;

•	the coverage of IntraBiotics by securities analysts may decrease or cease entirely; and

•	we may lose current or potential investors.

We must raise capital to continue our operations, and if we fail to obtain the capital necessary to fund our operations, we will be unable to develop our drug candidates and may have to cease operations.

      At September 30, 2002, our cash balances and cash equivalents were $35.3 million including restricted cash of $7.5 million. Subsequent to the end of the quarter, we entered into settlement agreements with two of our landlords, a tentative settlement agreement with Polypeptide Laboratories, repaid $8.0 million in outstanding loans to Silicon Valley Bank and announced a restructuring plan to conserve cash. These actions will result in estimated cash payments of approximately $20.0 million subsequent to the end of the third quarter 2002. Payment of these items will enable us to reduce our restricted cash by approximately $7.1 million. After these actions, we believe that our existing cash balances and cash equivalents will be sufficient to meet our current operating and capital requirements for at least the next twelve months. However, we have based this estimate on assumptions that may prove to be wrong, including that we will not have any products in active clinical development in the next twelve months. To the extent we pursue the development of iseganan for other indications or other acquired or licensed products, we will need to raise additional capital to fund clinical development costs. For the years ended December 31, 1999, 2000 and 2001, net cash used for operating activities was $25.1 million, $50.4 million, and $53.6 million, respectively and in the nine-month period ended September 30, 2002, net cash used for operating activities was $18.7 million. Our future liquidity and capital requirements will depend on many factors, including our evaluation of, and decisions with respect to, our strategic alternatives, costs associated with, securing in-licensing opportunities, purchasing additional products or drug candidates and conducting pre-clinical research and clinical development of those drug candidates.

      We do not know whether additional financing will be available when needed or on acceptable terms, if at all. If we are unable to raise additional financing when necessary, we may have to delay our product acquisition and development efforts or be forced to cease operations. Any additional equity financing will be dilutive to existing stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to certain of our technologies, drug candidates or marketing territories.

We will depend on the outcome of future clinical trials for other indications for iseganan or for products that we license or acquire, and if they are unsuccessful, we will not be able to commercialize those products and generate product revenue.

      Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through pre-clinical research and clinical trials that our drug candidates are safe and effective for use in humans. If we are unable to demonstrate the safety and efficacy of any drug candidates, we will be unable to obtain regulatory approval from the FDA and to commercialize the drug candidate, and we will be unable to generate product revenue from that candidate for that indication. Clinical trials are expensive and time-consuming to conduct, and the timing and outcome of these trials is uncertain. A number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. For example, in May 2002, we announced that our clinical trial of iseganan HCl oral solution to treat patients undergoing radiotherapy to prevent or reduce oral mucositis had failed to demonstrate any difference between iseganan and placebo in the primary or secondary end-points, and in September 2002, we announced that our clinical trial of iseganan HCl oral solution to treat patients undergoing aggressive chemotherapy to prevent or reduce oral mucositis had failed to demonstrate any difference between iseganan and placebo in the primary end-point. We believe that iseganan does not provide clinical benefit for these patients. We have no clinical trials ongoing at this time, and we currently do not expect to begin a new trial in the immediate future. As a result of the delay in clinical development of our other drug candidates, our ability to generate product revenue will be delayed and we do not expect to generate product revenue in the near term.

If we fail to obtain FDA approvals for any future products that we develop, acquire or license, we will be unable to commercialize our drug candidates.

      We do not have a drug candidate approved for sale in the U.S. or any foreign market. We must obtain approval from the FDA in order to sell our drug candidate in the U.S. and from foreign regulatory authorities in order to sell our drug candidate in other countries. We must successfully complete pivotal clinical trials and demonstrate manufacturing capability before we can file with the FDA for approval to sell our products. The FDA could require us to repeat clinical trials as part of the regulatory review process. Delays in obtaining or failure to obtain regulatory approvals may:

•	delay or prevent the successful commercialization of our drug candidate;

•	diminish our competitive advantage; and

•	defer or decrease our receipt of revenues or royalties.

      The regulatory review and approval process is lengthy, expensive and uncertain. Extensive pre-clinical and clinical data and supporting information must be submitted to the FDA for each indication to establish safety and effectiveness in order to secure FDA approval. We have limited experience in obtaining such approvals, and cannot be certain when, if ever, we will receive these regulatory approvals.

      In addition to initial regulatory approval, our drug candidate will be subject to extensive and rigorous ongoing domestic and foreign government regulation. Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may subject us to stringent penalties.

Development and commercialization of competitive products could reduce or prevent sales of any future products that we develop, acquire or license.

      We may be unable to compete successfully if other companies develop and commercialize competitive products that are less expensive, more effective, have fewer side effects or are easier to administer than drug candidates which we develop, acquire or license. If we are unable to compete successfully with any future drug candidate, physicians may not recommend and patients may not buy our drug, which would cause our product revenue to decline.

      Many of our competitors and related private and public research and academic institutions have substantially greater experience, financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We also compete with these organizations and other companies for in-licensing opportunities for future drug candidates, and for attracting scientific and management personnel.

If we are unable to adequately protect our intellectual property, we may be unable to sell our products or to compete effectively.

      We rely on a combination of patents, trade secrets and contractual provisions to protect our intellectual property. If we fail to adequately protect our intellectual property, other companies or individuals may prevent us from selling our products or may develop competing products based on our technology. Our success depends in part on our ability to:

•	obtain patents;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.

      We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

      We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. For example, we own or have rights to nine patents and five pending patent applications in the U.S. However, the patent position of biopharmaceutical companies involves complex legal and factual questions. We cannot predict the enforceability or scope of any issued patents or those that may issue in the future. Patents, if issued, may be challenged, invalidated or circumvented. Consequently, if any patents that we own or license from third parties do not provide sufficient protection, our competitive position would be weakened. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. In addition, we may not be issued patents for our pending patent applications, those we may file in the future, or those we may license from third parties.

      In addition to patents, we rely on trade secrets and proprietary know-how. Our contract manufacturers perform the manufacturing processes covered by these trade secrets. Accordingly, our contract manufacturers and we must maintain confidentiality. We have confidentiality and proprietary information agreements with our contract manufacturers and with our employees. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information.

We may be subject to intellectual property litigation that could be costly and time-consuming.

      The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. Although we are not currently a party to any lawsuits, third parties may assert infringement or other intellectual property claims against us. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s proprietary rights. The defense and prosecution of intellectual property suits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the U.S. and internationally are costly and time-consuming to pursue and their outcome is uncertain. If we become involved in any of these proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may result in the invalidation of our patents, subject us to significant liabilities or require us to seek licenses that may not be available from third parties on satisfactory terms, or at all. Our stock price could decline based on any public announcements related to litigation or interference proceedings initiated or threatened against us.

If physicians and patients do not accept our products, we may be unable to generate significant revenue, if any.

      Any future drug candidate that we develop, acquire or license may not gain market acceptance among physicians, patients and the medical community. If any future drug candidate fails to achieve market acceptance, we may be unable to successfully market and sell the product, which would limit our ability to generate revenue. The degree of market acceptance of any drug candidate depends on a number of factors, including:

•	demonstration of clinical efficacy and safety;

•	cost-effectiveness;

•	convenience and ease of administration;

•	potential advantage over alternative treatment methods; and

•	marketing and distribution support.

      Physicians will not recommend our products until such time as clinical data or other factors demonstrate the safety and efficacy of our drugs as compared to other treatments. In practice, competitors may be more effective in marketing their drugs. Even if the clinical safety and efficacy of our product is established, physicians may elect not to recommend its use.

The failure to recruit and retain key personnel may delay our ability to execute our business plan.

      We are highly dependent on our management and technical staff. Competition for personnel is intense. If we lose the services of any of our senior management, we may be unable to successfully complete a strategic transaction. We do not maintain key person life insurance and do not have employment agreements with our management and technical staff. We recently announced a restructuring, including a reduction in force of approximately 70% of our workforce. In order to pursue any future product development, marketing and commercialization, we will need to hire additional qualified scientific personnel to perform research and development and personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies.

      In addition, we rely on consultants to assist us in formulating our research and clinical development strategy. All of our consultants are employed by other entities. They may have commitments to, or relationships with, other entities that may limit their availability to us. The loss of the services of these personnel may delay our research and development efforts.

Directors, executive officers, principal stockholders and affiliated entities own a portion of our capital stock and may be able to exert control over our activities.

      Our directors, executive officers, principal stockholders and affiliated entities beneficially own, in the aggregate, approximately 35% of our outstanding common stock. These stockholders, if acting together, may be able to significantly influence any matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Antitakeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult.

      Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

      These provisions:

•	provide for a classified board of directors of which approximately one third of the directors will be elected each year;

•	allow the authorized number of directors to be changed only by resolution of the board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for nominations to the board of directors or for proposals that can be acted on at stockholder meetings; and

•	limit who may call stockholder meetings.

      In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with, or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our common stock.

Our stock price may be volatile, and the value of your investment may decline.

      The market prices for securities of biotechnology companies in general have been highly volatile and our stock may be subject to volatility. The following factors, in addition to the other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements regarding strategic alternatives, including a merger or sale of the company or acquisition or license of products or product candidates;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights;

•	publicity regarding actual or perceived adverse events in future clinical trials or relating to products under development by us or our competitors;

•	regulatory developments in the United States or foreign countries;

•	litigation;

•	significant short selling in our common stock;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results and changes in analysts’ recommendations.

Future sales of our common stock by existing stockholders or by us could cause our stock price to decline.

      Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that sales could occur could cause the market price of our common stock to drop. Likewise, additional equity financings or other share issuances by us could adversely affect the market price of our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

      Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of the company, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

      We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov.”

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

•	our Current Reports on Form 8-K dated January 21, 2002, January 30, 2002, March 10, 2002, March 28, 2002, April 24, 2002, May 3, 2002, September 27, 2002 and November 22, 2002; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on March 17, 2000.

      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits, unless the exhibits are specifically incorporated by reference into the documents. You should direct your requests to the following address or telephone number:

IntraBiotics Pharmaceuticals, Inc.

1245 Terra Bella Avenue
Mountain View, CA 94043
Attn: Investor Relations
(650) 526-6800

      WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

      THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

SELLING STOCKHOLDERS

      We are registering for resale certain shares of our common stock issued in connection with negotiation and execution of a lease termination agreement. The following table sets forth:

•	the name of each selling stockholder;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus; and

•	the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the selling stockholders.

      This information is based upon information provided by the selling stockholders and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 39,184,886 shares of common stock issued and outstanding as of November 26, 2002.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Selling Stockholders	Number	Percent	Offered	Number	Percent

EOP-Shoreline Technology Park, L.L.C.(1)	1,250,000	3.2%	1,250,000	—	—
Two North Riverside Plaza, Suite 2200 Chicago, IL 60606
The Gerbsman Family Revocable Trust, Steven R. Gerbsman Trustee(2)	150,000	*	150,000	—	—
211 Laurel Grove Avenue Kentfield, CA 94904

*	Less than 1%

(1)	The selling stockholder acquired the shares on November 22, 2002 in a private transaction exempt from the registration requirements of the Securities Act in connection with a settlement agreement pertaining to termination of a real estate lease. Neither the selling stockholder nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, other than in connection with the terminated real estate lease agreement.

(2)	The selling stockholder acquired the shares on November 25, 2002 in a private transaction exempt from the registration requirements of the Securities Act in connection with certain consulting services related to the settlement agreement described above. Neither the selling stockholder nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years other than the consulting services described above.

      These shares were “restricted securities” under the Securities Act prior to this registration. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

      The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      In connection with the sale of the shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell the shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

      In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may transfer, devise or gift these securities by other means not described in this prospectus.

      To the extent required, the specific shares to be sold, the purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into registration rights agreements with the selling stockholders which require us to register their shares under applicable federal and state securities laws under specific circumstances and at specific times. One of the agreements provides for cross-indemnification of the selling stockholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the shares, including liabilities under the Securities Act.

      If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

      We will pay all costs and expenses associated with the registration of the resale shares. These expenses include the SEC’s filing fees and fees under state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with any sale of these shares by them.

LEGAL MATTERS

      Cooley Godward LLP will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

1,400,000 Shares

Common Stock

IntraBiotics Pharmaceuticals, Inc.

PROSPECTUS

December 12, 2002